

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2020

Daniel Carlson
Principal Executive Officer
VS Trust
100 S. Bedford Road, Suite 340
Mt. Kisco, NY 10549

> **Re: VS Trust**
> **Draft Registration Statement on Form S-1**
> **Submitted July 13, 2020**
> **CIK No. 0001793497**

Dear Mr. Carlson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover page

1. You state that shares of the Fund are listed for trading on the CBOE BZX Exchange. Please tell us the status of your application for listing on the exchange and whether you have received any communication from the Exchange based on review or comment from the Division of Trading and Markets.

2. Please tell us when you intend to quantify the number of common units of beneficial interest being offered on the cover page of the prospectus.

3. Please reconcile your cover page disclosure that a Creation Unit is a block of at least 5,000 shares with your disclosure elsewhere that it is a block of at least 10,000 shares.

Important Information About the Fund, page 1

4.   Please revise this section to summarize how the Index and the Fund should be expected to perform during highly volatile and calm markets. In doing so, provide a clear discussion of the risk of loss associated with owning Shares during periods of low market volatility.

5.   Please specifically address the risks to investors of seeking exposure to VIX futures contracts. In doing so, address particularly the risks to non-professional investors who are not experienced in investing in VIX futures and may not have ready access to the types of information that professional investors may have.

VIX futures contracts can be highly volatile, page 14

6.   Please discuss and quantify here how the Index and the Fund would have performed during the recent market volatility in 2020.

Potential negative impact from rolling futures positions, page 16

7.   Please update the last sentence of this risk factor to discuss the extent to which the VIX futures contracts markets have been in contango or backwardation as of the most recent practicable date.

VIX Futures Contracts, page 24

8.   Refer to the second paragraph of this section. Please provide an example to illustrate how the forward volatility reading of the VIX may not directly correlate to the current volatility reading of the VIX.

Principal Investment Strategies, page 28

9.   You state in the fourth paragraph on page 29 that the time and manner in which the Fund rebalances its portfolio may vary from day to day depending on market conditions and other circumstances. Please specify how and when rebalancing will work on a typical trading day and discuss how the timing of daily rebalancing is designed to limit market impact and to mitigate risks of market crowding and potential manipulation. We note the first and third risk factors on page 7 and the second full risk factor on page 18.

Charges, page 36

10.   Refer to footnote (4) of the Breakeven Table. Please briefly describe the basis for your assumption that the Sponsor will have at least $50 million in the first year of operations.

11.   Please revise the references to a $0.20 management fee and a 2.52% 12-month breakeven percentage as these numbers do not reconcile with the rest of the table. Please also revise the breakeven disclosure on page 4 accordingly.

Incorporation by Reference of Certain Documents, page 75

12. Please provide us with the basis for your conclusion that you are eligible to incorporate future filings by reference.

Margin Levels Expected to be Held at the FCMs, page 78

13. Please correct the reference to "short" futures exposure in this section.

General

14. To the extent you intend to use a fact sheet, please provide us a copy for our review.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John Spitz, Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Barry Pershkow, Esq.